UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

SIGNET JEWELERS LIMITED
(Name of Issuer)

Common Stock, par value $0.18 per share
(Title of Class of Securities)

      G81276100
(CUSIP Number)

Keith Meister Patrick J. Dooley, Esq. Corvex Management LP 667 Madison Avenue New York, New York 10065 (212) 474-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             May 26, 2016
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 7 Pages

CUSIP No. G81276100	Page 2 of 7 Pages

1           Names of Reporting Persons

CORVEX MANAGEMENT LP

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		6,523,414
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,523,414
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,523,414

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.3%

14           Type of Reporting Person (See Instructions)

PN; IA

CUSIP No. G81276100	Page 3 of 7 Pages

1           Names of Reporting Persons

KEITH MEISTER

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		6,523,414
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 6,523,414
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

6,523,414

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

8.3%

14           Type of Reporting Person (See Instructions)

IN; HC

CUSIP No. G81276100	Page 4 of 7 Pages

This Amendment No. 4 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission on January 24, 2014, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $0.18 per share (the “Shares”) of Signet Jewelers Limited, a Bermuda company (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.                      Source and Amount of Funds or Other Consideration.

  The Reporting Persons used working capital of the Corvex Funds to purchase the 6,523,414 Shares reported herein. The total purchase price for the Shares reported herein was approximately $548,323,633.29, including commissions.

  Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.                     Purpose of Transaction.

                                 The Reporting Persons commend the Issuer for the announcement in its quarterly earnings call on May 26, 2016 of its commitment to conduct, along with its advisor Goldman Sachs, a strategic evaluation of its credit portfolio.  The Reporting Persons strongly support the Issuer’s review of credit portfolio alternatives, and believes that it is essential that the Issuer complete this review as quickly as reasonably practicable, and thereafter promptly both announce to the shareholders and implement the actions which were determined to create the greatest enhancement to financial and shareholder value.

 The Reporting Persons may in the future have discussions with management, the board of directors, stockholders of the Issuer and other persons with respect to the Issuer’s business, strategy and other matters related to the Issuer, including as relates to the credit portfolio.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

(a) – (b) Corvex may be deemed to be the beneficial owner of 6,523,414 Shares, which represent approximately 8.3% of the Issuer’s outstanding Shares.  Corvex may be deemed to have sole power to vote and sole power to dispose of 6,523,414 Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 78,384,481 Shares outstanding as of March 18, 2016 (based on the Issuer’s Annual Report on Form 10-K for the year ended January 30, 2016).

(c)           Except as set forth on Exhibit 2 hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)           The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           Not applicable.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016	CORVEX MANAGEMENT LP

By: /s/ Keith Meister
Keith Meister
Managing Partner

Date: May 27, 2016	KEITH MEISTER

By: /s/ Keith Meister

EXHIBIT 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 27, 2016.  Except as otherwise noted below, all such transactions were purchases or sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

NATURE OF TRANSACTION	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE
Corvex - Purchase of Common Stock	4/19/2016	71,983	111.53
Corvex - Purchase of Common Stock	4/20/2016	22,900	111.29
Corvex - Purchase of Common Stock	4/22/2016	65,000	111.85
Corvex - Purchase of Common Stock	5/26/2016	350,000	98.25
Corvex - Purchase of Common Stock	5/27/2016	80,000	99.36